Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Held Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST 25, 2011

DATE, TIME AND PLACE: On August 25, 2011 at 11:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED BY ATTENDEES:

Pursuant to the functions granted to it by the Bylaws, the Board of Directors has examined and approved in full the amendments to the following documents:

(i)	Personnel Committee Internal Charter;
(ii)	Compensation Committee Internal Charter;
(iii)	Risk And Capital Management Committee Internal Charter; and
(iv)	Corporate Governance Policy (Internal Circular HF-24).

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo (SP), August 25, 2011. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho– Vice-Chairman; Alcides Lopes Tápias, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer